[The New Online Company Letterhead]

January 13, 2014

VIA EDGAR

Re:	The New Online Company
Registration Statement on Form 10-12B
File No. 001-36219

Larry Spirgel
Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Dear Mr. Spirgel:

In connection with the above-referenced Registration Statement on Form 10-12B, The New Online Company hereby requests that its Request for Acceleration of Effectiveness dated January 10, 2014 be withdrawn effective immediately.

Please feel free to contact me at (972) 581-2046 or William P. O’Neill at (202) 637-2275 of Latham & Watkins LLP, with any questions regarding this request.

Sincerely,

The New Online Company

By:	/s/ Sean N. Markowitz
Name: Sean N. Markowitz
Title: General Counsel and Corporate Secretary

cc:	Kate Beukenkamp, SEC Attorney Advisor
Neil H. Nguyen, Chief Executive Officer, Digital Generation, Inc.
Craig Holmes, Chief Financial Officer, Digital Generation, Inc.
William P. O’Neill, Latham & Watkins LLP